Filed by Gold Reserve Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Gold Reserve Inc. Commission File Number: 001-31819 Date: December 31, 2008

GOLD RESERVE DELIVERS INJUNCTION MOTION; EXTENDS SEPARATION TIME UNDER RIGHTS PLAN

SPOKANE, Wash., December 31, 2008 – Gold Reserve Inc. (NYSE Alternext: GRZ) (TSX: GRZ) today announced that it has served and filed a motion in the Ontario Superior Court of Justice seeking, among other things, an injunction to restrain Rusoro Mining Ltd. (“Rusoro”) (TSX-V: RML.V) from proceeding with Rusoro’s unsolicited offer of December 15, 2008 (the “Offer”) to acquire all of the outstanding shares and equity units of Gold Reserve in consideration for three shares of Rusoro for each Gold Reserve share tendered under the Offer.

Additionally, pursuant to the Shareholder Rights Plan adopted on January 29, 2006 and confirmed by its shareholders on March 22, 2006, and amended on December 18, 2008 (the "Rights Plan"), the Board of Directors has extended until January 20, 2009 the Separation Time (as defined in the Rights Plan) triggered by the Non-Permitted Offer.

On December 30, 2008 Gold Reserve filed its Directors’ Circular and its recommendation statement in which the Gold Reserve Board of Directors recommended that shareholders reject the December 15, 2008 unsolicited offer from Rusoro. The Circular describes the reasons for the Board’s recommendation that shareholders reject the Rusoro Offer. Investors and shareholders are strongly advised to read the Directors’ Circular and recommendation statement, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular at www.sedar.com or the recommendation statement from the United States Securities and Exchange Commission at www.sec.gov. Questions can be directed to the Company’s information agent, Laurel Hill Advisory Group, at 1-888-295-4655. Copies of these documents will also be available at no charge from Laurel Hill Advisory Group. More information is available online at: www.goldreserveinc.com under the Investor Relations section.

J.P. Morgan Securities Inc. and RBC Capital Markets are acting as financial advisors to Gold Reserve. Fasken Martineau DuMoulin LLP and Baker & MacKenzie LLP are serving as legal advisors.

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.

Certain statements included herein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas Project (as defined in the Directors' Circular), or the Brisas Project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas Project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve or Rusoro; the potential volatility of both Gold Reserve shares and Rusoro shares; the price and value of the Gold Reserve Notes (as defined in the Directors' Circular); uncertainty as to the future value of Rusoro, Gold Reserve or the Combined Company (as defined in the Directors' Circular); the prospects for exploration and development of projects by Gold Reserve or Rusoro; whether or not an alternative transaction superior to the Rusoro Offer will emerge; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise; and whether or not an alternative transaction superior to the Rusoro Offer may emerge.

Contacts:

Gold Reserve Inc. President A. Douglas Belanger, 509-623-1500 Fax: 509-623-1634 www.goldreserveinc.com

Dan Katcher / Steve Frankel / Andi Salas Joele Frank, Wilkinson Brimmer Katcher 212-355-4449